UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vinci Partners Investments Ltd.

(Name of Issuer)

Class A Common Shares, par value $0.00005 per share

(Title of Class of Securities)

G9451V109

(CUSIP Number)

Costanera Management LLC

Attention: Compass Group LLC

590 Madison Avenue, 33rd Floor

New York, New York, 10022

212-355-7630

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240. 13d-1(e), 240. 13d-1(f) or 240. 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9451V109	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON COSTANERA MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,022,893
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,022,893
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,022,893
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G9451V109	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON MANUEL JOSE BALBONTIN FERNANDEZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PINLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,022,893
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,022,893
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,022,893
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G9451V109	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON CORINA BEATRIZ ULIVI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,022,893
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,022,893
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,022,893
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G9451V109	Page 5 of 9 Pages

Item 1.	Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of Class A common shares, par value $0.00005 per share (the “Common Stock”), of Vinci Partners Investments Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at Av. Bartolomeu Mitre, 336, Leblon – Rio de Janeiro, Brazil, 22431-002.

Item 2.	Identity and Background

(a), (f) This Schedule is being filed by Costanera Management LLC, a Delaware limited liability company (the “Company”), Manuel Jose Balbontin Fernandez, a citizen of the United States of America, and Corina Beatriz Ulivi, a citizen of the United States of America (each of the foregoing, a “Reporting Person” and, collectively, the “Reporting Persons”).

The Company is ultimately controlled by Mr. Manuel Jose Balbontin Fernandez and Mrs. Corina Beatriz Ulivi. By virtue of these relationships, Mr. Manuel Jose Balbontin Fernandez and Mrs. Corina Beatriz Ulivi may be deemed to beneficially own the Common Stock owned directly by the Company. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of Common Stock for purposes of Section 13 of the Exchange Act 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

(b) The principal business address for the Reporting Persons is 590 Madison Avenue 33rd Floor, New York, NY 10022.

(c) The Company is a holding company without day-to-day business operations. Corina Beatriz Ulivi serves as the manager of the Company. The principal business of Manuel Jose Balbontin Fernandez is working as a senior investment strategist at Compass Group Holdings, Inc and its affiliates.

(d) During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ best knowledge, any of their respective directors, executive officers, or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ best knowledge, any of their respective directors, executive officers, or controlling persons, as the case may be, is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Company received the 7,022,893 shares of Common Stock reported herein as part of the consideration with respect to the business combination of the Issuer and MNC Holdings Limited (the “Merger”) in accordance with the agreement(s) for the Merger. The Company was one of the beneficial owners of MNC Holdings Limited. On October 29, 2024, the Issuer announced that it completed its business combination.

No funds were/are being borrowed by the Reporting Persons to fund the acquisition of the shares of the Issuer’s Common Stock, although the Reporting Persons may borrow funds in the future and may pledge any or all of such shares as collateral against such borrowings.

CUSIP No. G9451V109	Page 6 of 9 Pages

Item 4.	Purpose of Transaction.

As noted in Item 3, the Reporting Persons acquired the 7,022,893 shares of Common Stock over which they exercise beneficial ownership as part of its consideration of the Merger. Mr. Manuel Jose Balbontin Fernandez has also been appointed to serve as a director to the Issuer’s board of directors.

Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Issuer or its securities enumerated in paragraphs (a) through (j) of this Item 4 to the form Schedule 13D promulgated under the Act. Notwithstanding the foregoing, the Reporting Persons may determine, from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Issuer, the capital requirements of the Company (or other Reporting Persons), the availability of securities at favorable prices and other alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

Item 5.	Interest in Securities of the Issuer.

As of October 29, 2024, the Reporting Persons beneficially own the number of Common Stock set forth below. Percentage ownership is based on 64,865,964 shares of Common Stock of the Issuer that were outstanding as of October 29, 2024.

(a), (b) The applicable Reporting Persons may be deemed to beneficially own an aggregate of 7,022,893 shares of Common Stock. These shares of Common Stock represent approximately 10.8% of the outstanding shares of Common Stock of the Issuer. By virtue of relationships between the Reporting Persons (i.e., Mr. Manuel Jose Balbontin Fernandez’s and Mrs. Corina Beatriz Ulivi’s authority to direct the affairs of the Company, including the voting and disposition of shares of Common Stock held by all Reporting Persons), the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares owned directly by the Company. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.

The Company may be deemed to have:

Sole power to vote or direct 7,022,893 shares of Common Stock;

Shared power to vote or direct the vote of 0 shares of Common Stock;

Sole power to dispose or direct the disposition of 7,022,893 shares of Common Stock; and

Shared power to dispose or direct the disposition of 0 shares of Common Stock.

Each Mr. Manuel Jose Balbontin Fernandez and Mrs. Corina Beatriz Ulivi, may be deemed to have:

Sole power to vote or direct 7,022,893 shares of Common Stock;

Shared power to vote or direct the vote of 0 shares of Common Stock;

Sole power to dispose or direct the disposition of 7,022,893 shares of Common Stock; and

Shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c) The Reporting Persons have not transacted in the issuer in the past 60 days.

(d) The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock covered by this Schedule and held for their account. Except as disclosed in this Item 5, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule.

(e) Not applicable.

CUSIP No. G9451V109	Page 7 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the joint filing agreement filed as Exhibit A to this Schedule 13D, the Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Statement, dated November 8, 2024.

CUSIP No. G9451V109	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024	Costanera Management LLC

	By:	/s/ Manuel Jose Balbontin Fernandez
	Name:	Manuel Jose Balbontin Fernandez
	Title:	Manager

Manuel Jose Balbontin Fernandez

	By:	/s/ Manuel Jose Balbontin Fernandez
	Name:	Manuel Jose Balbontin Fernandez
	Title:	Individually

Corina Beatriz Ulivi

	By:	/s/ Corina Beatriz Ulivi
	Name:	Corina Beatriz Ulivi
	Title:	Individually

CUSIP No. G9451V109	Page 9 of 9 Pages

EXHIBIT A

Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13D under the Act with respect to the Common Stock, $0.00005 per share, of Vinci Partners Investments Ltd., beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13D, thereby incorporating the same into such Schedule 13D.

Dated: November 8, 2024	Costanera Management LLC

	By:	/s/ Manuel Jose Balbontin Fernandez
	Name:	Manuel Jose Balbontin Fernandez
	Title:	Manager

Manuel Jose Balbontin Fernandez

	By:	/s/ Manuel Jose Balbontin Fernandez
	Name:	Manuel Jose Balbontin Fernandez
	Title:	Individually

Corina Beatriz Ulivi

	By:	/s/ Corina Beatriz Ulivi
	Name:	Corina Beatriz Ulivi
	Title:	Individually